Exhibit 99.1

KOLIBRI GLOBAL ENERGY INC. FILES MANAGEMENT INFORMATION CIRCULAR FOR THE REQUISITIONED SPECIAL MEETING OF SHAREHOLDERS AND URGES SHAREHOLDERS TO VOTE AGAINST THE SHARE LIMIT RESOLUTION

● Kolibri’s Board of Directors has carefully reviewed the Proposed Resolution and unanimously determined that its adoption would negatively impact your investment, be detrimental to shareholders, and not be in the best interests of the Company.

● Kolibri urges its shareholders to vote AGAINST the Proposed Resolution well in advance of the proxy voting deadline at 9:00 a.m. on Friday, November 21, 2025.

● Your vote is important no matter how many shares you hold. Vote today.

● Shareholders who have questions or need assistance voting can contact Barbara Fox at 805-484-3613 ext. 231 or bfox@kolibrienergy.com.

October 15, 2025, THOUSAND OAKS, California – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) announced today that it has filed a management information circular and related materials (the “Circular”) in connection with a special meeting of shareholders (the “Meeting”) called by the Company in response to a shareholder requisition made on behalf of TFG Asset Management UK LLP. (“TFG”). TFG currently holds 7,070,568 Kolibri shares, representing 19.9% of the Company’s issued and outstanding shares. The purpose of the Meeting is to vote on altering the Notice of Articles of the Company to cap the number of common shares that the Company is authorized to issue (the “Share Limit”) at 37,367,894 (the “Proposed Resolution”). The Meeting will be held at 9:00 a.m. (Pacific Time) on November 25, 2025 at the Hyatt Regency Westlake, 880 South Westlake Blvd, Westlake Village, CA 91361, United States.

Board Recommends AGAINST

Kolibri’s board of directors (the “Board”) has carefully reviewed the Proposed Resolution and unanimously determined that its adoption would be detrimental to shareholders and not in the best interests of the Company.

Management and the Board unanimously recommend that shareholders VOTE AGAINST the Proposed Resolution.

The Proposed Resolution Will Negatively Impact Kolibri’s Shareholder Value

Kolibri’s shareholders should be fully informed and understand why the Proposed Resolution will negatively impact the value of their investment. In reaching its conclusion that the Proposed Resolution is not in the best interests of the Company, the Board considered several factors, including the following:

●	The Share Limit will impede the Board’s ability to discharge its fiduciary duties and act in the best interests of the Company.
●	The Company is, and always has been, subject to existing robust regulatory safeguards that protect shareholders, without needing to unduly restrict ordinary course share issuances.
●	The Proposed Resolution threatens Kolibri’s competitive position and could be negatively interpreted by the market, which could reduce strategic growth opportunities.
●	The Proposed Resolution would materially limit any future share issuances without shareholder approval, impacting the Company’s flexibility and growth.
●	Even a relatively small increase in the Company’s authorized share capital would require the calling of a meeting of shareholders, resulting in unnecessary costs and delays, potentially causing missed opportunities, and hindering the Board’s ability to maximize shareholder value.

Your Vote is Important No Matter How Many Shares You Own.

Vote AGAINST the Proposed Resolution

Shareholders are encouraged to read the Circular in its entirety and vote their Kolibri shares as soon as possible, in accordance with the instructions described the proxy or voting instruction form mailed to shareholders.

The proxy voting deadline is 9:00 a.m. (Pacific time) on Friday, November 21, 2025.

Accessing Meeting Materials

On September 25, 2025, all postal service by Canada Post was suspended as a result of labour action by the Canadian Union of Postal Workers. In light of this, Kolibri encourages its shareholders to access the Circular and related materials electronically on SEDAR+ at www.sedarplus.ca and on Kolibri’s website at www.kolibrienergy.com.

How to Vote

While Canada Post’s labour action remains ongoing, all shareholders are encouraged to vote online or by telephone rather than by mail:

●	Registered Shareholders. You are a registered Shareholder if you are registered as the holder of Kolibri shares in the Company’s share register maintained by its transfer agent, Computershare Investor Services Inc. (Computershare):

○	Online: Go to www.investorvote.com, enter the 15-digit control number printed on your form of proxy and follow the instructions on the screen.
○	Telephone: Call 1-866-732-8683, (toll-free in North America) or 312-588-4290 (outside of North America), enter the 15-digit control number printed on your form of proxy and follow the voice recording instructions.

●	Non-Registered Shareholders. You are a non-registered (beneficial) shareholder if your broker, investment dealer, bank, trust company, custodian, nominee or other intermediary holds your Kolibri shares for you:

○	Online: Go to www.proxyvote.com, enter the 16-digit control number printed on your voting instruction form and follow the instructions on the screen.
○	Telephone: Call 1-800-474-7493 (English) or 1-800-474-7501 (French), enter the 16-digit control number printed on your voting instruction form and follow the recording instructions.

Registered shareholders who require their voting control numbers should contact Computershare by telephone at 1-800-564-6253 (toll-free in North America) or 1-514-982-7555 (outside of North America). Non-registered shareholders who require their voting control numbers should contact their broker or other intermediary. Alternatively, shareholders may contact Laurel Hill Advisory Group.

Shareholder Questions and Voting Assistance

Shareholders who have questions about the information contained in the Circular or require assistance with the procedure for voting may contact Barbara Fox at 805-484-3613 ext. 231 or bfox@kolibrienergy.com.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com